SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 JAN -7 A 8:14

5 January 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

09045002

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 2 January 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

PROCESSED
JAN 12 2009
THOMSON REUTERS

Encl.

E\nw\SL Asia\Connected Transaction\ltr_ADR.doc.9

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTIONS ACQUISITION AND THE RESTRUCTURING OF CERTAIN PROPERTY INTERESTS IN PHILIPPINES

The Board announces that the Company, through its wholly-owned subsidiaries, entered into the Sale and Purchase Agreement on 2 January 2009 and proposed to enter into the ADR Purchase Agreements, the Subscription Agreements and the MBRI Subscription Agreement (a) pursuant to which the Group has acquired from the KHL Group the entire issued share capital of, and the related loans advanced by the KHL Group to, SAIL, GOW and GOM; and (b) as part of the Restructuring and as a result of the MBRI Subscription Agreement, the SPI Group Transactions and the Transfer of Equity Interests, the Group shall dispose of approximately 6.05% equity interest in MSH to the SPI Group. Upon completion of the Acquisition and the Restructuring, the Group's equity interest in MSH will be reduced to approximately 93.95% and the Group will be entitled to approximately 93.95% economic interests in the Philippines Property Holding Companies (which own the Philippines Properties) whilst the remaining approximately 6.05% equity interests of the Philippines Property Holding Companies will be held by the SPI Group.

KHL is a substantial shareholder of the Company. Each of Onoway and Limbara is a subsidiary of KHL. SPI is an associate of KPL and KPL is in turn a subsidiary of KHL. Each of KHL, Onoway, Limbara and SPI is hence a connected person of the Company. The Acquisition and the Disposal each constitutes connected transactions for the Company under the Listing Rules. As the applicable percentage ratios (other than the profits ratio) for each of (a) the total of the Acquisition, the ADR Purchase Agreements and the Subscription Agreements and the Deposit; and (b) the Disposal exceed 0.1% but are less than 2.5%, the Acquisition and the Disposal are subject to the reporting and announcement requirements but are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Acquisition and the Disposal will be included in the next published annual report and financial statements of the Company in accordance with the Listing Rules.

INTRODUCTION

The Board announces that the Company, through its wholly-owned subsidiaries, entered into the Sale and Purchase Agreement on 2 January 2009 and proposed to enter into the ADR Purchase Agreements, the Subscription Agreements and the MBRI Subscription Agreement (a) pursuant to which the Group has acquired from the KHL Group the entire issued share capital of, and the related loans advanced by the KHL Group to, SAIL (a wholly-owned subsidiary of KHL immediately prior to the Acquisition), GOW and GOM (each a 65% indirectly owned subsidiary of KHL immediately prior to the Acquisition); and (b) as part of the Restructuring and as a result of the MBRI Subscription Agreement, the SPI Group Transactions and the Transfer of Equity Interests, the Group shall dispose of approximately 6.05% equity interest in MSH (an indirect wholly-owned subsidiary of the Company immediately prior to the Acquisition) to the SPI Group. Upon completion of the Acquisition and the Restructuring, the Group's equity interest in MSH will be reduced to approximately 93.95% and the Group will be entitled to approximately 93.95% economic interests in the Philippines Property Holding Companies (which own the Philippines Properties) whilst the remaining approximately 6.05% equity interests of the Philippines Property Holding Companies will be held by the SPI Group.

The consideration for the Acquisition and the Disposal is valued at HK$134,658,961.59 (approximately US$17,264,000) and Peso 409,499,875.38 (approximately US$8,357,000), respectively, which has been arrived at after arm's length negotiations between the Group on the one part and the KHL Group and the SPI Group (as the case may be) on the other part.

KHL is a substantial shareholder of the Company. Each of Onoway and Limbara is a subsidiary of KHL. SPI is an associate of KPL and KPL is in turn a subsidiary of KHL. Each of KHL, Onoway, Limbara and SPI is hence a connected person of the Company. The Acquisition and the Disposal each constitutes connected transactions for the Company under the Listing Rules.

The major terms of the Agreements, the SPI Group Transactions and the Transfer of Equity Interests are set out below. The transactions contemplated pursuant to each of the Agreements, the SPI Group Transactions and the Transfer of Equity Interests have taken place or shall take place (as the case may be) in accordance with the order outlined below.

THE SALE AND PURCHASE AGREEMENT

Date : 2 January 2009

Vendors : (a) KHL;

(b) Onoway, a 65% subsidiary of KHL; and

(c) Limbara, a 65% subsidiary of KHL

Purchaser : Seanoble, a wholly-owned subsidiary of the Company

Subject matter : (a) KHL has as legal and beneficial owner sold to Seanoble (or its nominee) the SAIL Sale Share and the SAIL Loan;

(b) Onoway has as legal and beneficial owner sold to Seanoble (or its nominee) the GOW Sale Shares and the GOW Loan;

(c) Limbara has as legal and beneficial owner sold to Seanoble (or its nominee) the GOM Sale Shares and the GOM HKD Loan; and

(d) KHL has as legal and beneficial owner sold to Seanoble (or its nominee) the GOM Peso Loan.

Consideration : The aggregate consideration for the acquisition of the Sale Shares and the Loans is HK$134,658,961.59 (approximately US$17,264,000), comprising the following:

SAIL Sale Share	: HK$3,437,209.70	(approximately US$441,000)
SAIL Loan	: HK$31,474,009.21	(approximately US$4,035,000)
GOW Sale Shares	: HK$31,894,974.06	(approximately US$4,089,000)
GOW Loan	: HK$1,545,456.67	(approximately US$198,000)
GOM Sale Shares	: HK$55,268,387.48	(approximately US$7,086,000)
GOM HKD Loan	: HK$1,974,130.77	(approximately US$253,000)
GOM Peso Loan	: HK$9,064,793.70	(approximately US$1,162,000)

The consideration for the acquisition of the Sale Shares and the Loans was satisfied in cash and was arrived at after arm's length negotiations among Seanoble, KHL, Onoway and Limbara, taking into account of the net asset value of SAIL, GOW and GOM and the face value of the Loans.

Completion : Completion of the Sale and Purchase Agreement has taken place on the date of signing of the Sale and Purchase Agreement.

Retransfer of Sale Shares and the Loans : Notwithstanding completion, each of KHL, Onoway and Limbara shall purchase the Sale Shares and the Loans from Seanoble (or its nominee) at the consideration which is equal to the consideration for the Acquisition in the event that (a) any of the subscription of MSH Shares pursuant to the MBRI Subscription Agreement (as referred to in the paragraph headed "MBRI Subscription Agreement" below) or the SPI Group Transactions (as referred to in the paragraph headed "The SPI Group Transactions and the Transfer of Equity Interests between MBRI and the SPI Group" below) is not approved by the relevant authorities in Philippines; or (b) completion of any of the SPI Group Transactions or the Transfer of Equity Interests does not take place on or before the date which is six months from the date of the Sale and Purchase Agreement or such other date as agreed between the parties thereto.

Following completion of the Sale and Purchase Agreement, each of SAIL, GOW and GOM has become a wholly-owned subsidiary of the Company while MBRI has become a 40% owned associated company of the Company.

ACQUISITION OF 60% EQUITY INTERESTS IN MBRI BY BVI CO

The 60% beneficial owner of MBRI (who is independent of and not connected with the Company and its connected persons) had entered into the Deed of Exchange with BVI Co pursuant to which the said 60% beneficial owner of MBRI has transferred 60% equity interests in MBRI to BVI Co in consideration of BVI Co issuing and allotting 2,284 Class A shares of US$1,000 each in the share capital of BVI Co to the 60% beneficial owner of MBRI. Upon completion of the Deed of Exchange and as at the date of this announcement, the 60% beneficial owner of MBRI has become the owner of the entire issued share capital of BVI Co which in turn holds the 60% equity interests in MBRI.

THE ADR PURCHASE AGREEMENTS

After completion of the Sale and Purchase Agreement and the Deed of Exchange, BVI Co proposes to enter into the ADR Purchase Agreements with GOW and GOM respectively on the following major terms:

	GOW ADR Purchase Agreement	GOM ADR Purchase Agreement
Parties	: (a) BVI Co (b) GOW	(a) BVI Co (b) GOM
Subject matter	: GOW shall purchase from BVI Co 375,027 ADRs	GOM shall purchase from BVI Co 743,622 ADRs
Consideration	: GOW shall pay in cash the total issue price of Peso 37,510,200.54 (approximately US$766,000) for the 375,027 ADRs comprising a total deposit of Peso 37,502,700 and total option price of Peso 7,500.54. Upon the exercise of any ADR, GOW shall pay an exercise price of Peso 1,000 for each ADR exercised. The deposit of Peso 100 per ADR will form part of the exercise price.	GOM shall pay in cash the total issue price of Peso 74,377,072.44 (approximately US$1,518,000) for the 743,622 ADRs comprising a total deposit of Peso 74,362,200 and total option price of Peso 14,872.44. Upon the exercise of any ADR, GOM shall pay an exercise price of Peso 1,000 for each ADR exercised. The deposit of Peso 100 per ADR will form part of the exercise price.
Underlying securities and rights of ADR holder	: For both ADR Purchase Agreements, each ADR is issued with a MBRI Share serving as the underlying securities. The ADRs confer upon the holders thereof the rights, exercisable in whole or in part at any time, to (a) the delivery or sale of the MBRI Shares owned by BVI Co and in respect of which the ADRs are issued at the exercise price of Peso 1,000 per ADR; and (b) dividends and other distributions on the MBRI Shares owned by BVI Co. Holders of the ADRs are not entitled to exercise or control the exercise of the voting power in respect of the MBRI Shares owned by BVI Co and underlying the ADRs at the general meetings of MBRI.	

Payment of the consideration under the ADR Purchase Agreements shall take place within seven days from the date of signing of the ADR Purchase Agreements.

Following completion of the ADR Purchase Agreements, MBRI will continue to be treated as a 40% owned associated company of the Company.

THE SUBSCRIPTION AGREEMENTS

After completion of the ADR Purchase Agreements, BVI Co proposes to enter into the Subscription Agreements with GOW and GOM respectively on the following major terms:

	GOW Subscription Agreement	GOM Subscription Agreement
Parties	: (a) BVI Co as issuer (b) GOW as subscriber	(a) BVI Co as issuer (b) GOM as subscriber
Subject matter	: GOW shall subscribe for 511 BVI Co Shares, representing approximately 13.42% of the entire issued share capital of BVI Co.	GOM shall subscribe for 1,012 BVI Co Shares, representing approximately 26.58% of the entire issued share capital of BVI Co.
Consideration	: GOW shall pay the subscription price of US$0.10 per BVI Co Share. The aggregate subscription price for the 511 BVI Co Shares is US$51.10.	GOM shall pay the subscription price of US$0.10 per BVI Co Share. The aggregate subscription price for the 1,012 BVI Co Shares is US$101.20.

The consideration for the subscription of the BVI Co Shares by GOW and GOM under their respective Subscription Agreements shall be satisfied in cash. Payment of the consideration under the Subscription Agreements shall take place upon signing of the Subscription Agreements.

BVI Co is an investment holding company incorporated in the British Virgin Islands with limited liability on 13 May 2008. Following completion of the Subscription Agreements, BVI Co will be treated as a 40% owned associated company of the Company.

THE MBRI SUBSCRIPTION AGREEMENT

After completion of the Subscription Agreements, MSH proposes to enter into the MBRI Subscription Agreement with MBRI pursuant to which MBRI shall subscribe for 285,513 MSH Shares, representing approximately 6.05% of the entire issued share capital of MSH as enlarged by the subscription. MBRI shall pay the subscription price of Peso 1,434.26 per MSH Share in cash. The aggregate subscription price for the 285,513 MSH Shares is Peso 409,499,875.38 (approximately US$8,357,000).

In order to enable MBRI to fulfil its funding obligations under the MBRI Subscription Agreement and to meet the funding requirement under the then Transfer of Equity Interests between MBRI and the SPI Group as detailed in the paragraph headed "The SPI Group Transactions and the Transfer of Equity Interests between MBRI and the SPI Group" below, prior to completion of the MBRI Subscription Agreement, GOW and GOM will deposit with MBRI an amount of Peso 153,544,500 (approximately US$3,134,000) and Peso 304,455,500 (approximately US$6,213,000), respectively. Each of GOW and GOM will source its funding of the Deposit by way of a loan from Seanoble.

The MBRI Subscription Agreement is subject to the approval of the local authority. The parties to the MBRI Subscription Agreement have separately agreed that in the event that the SPI Group Transactions (as referred to in the paragraph headed "The SPI Group Transactions and the Transfer of Equity Interests between MBRI and the SPI Group" below) is not approved by the relevant authorities in Philippines, MSH shall have the option to unilaterally and unconditionally effect the redemption of the 285,513 MSH Shares and pay to MBRI an amount which is equal to the subscription price paid by MBRI for the 285,513 MSH Shares. MBRI will pay back the Deposit to GOW and GOM so that GOW and GOM can use the same to settle the loans provided by Seanoble.

Payment of the consideration under the MBRI Subscription Agreement shall take place upon signing of the MBRI Subscription Agreement.

THE SPI GROUP TRANSACTIONS AND THE TRANSFER OF EQUITY INTERESTS BETWEEN MBRI AND THE SPI GROUP

As part of the Restructuring and subsequent to the completion of the MBRI Subscription Agreement, the SPI Group will undergo its own group reorganisation pursuant to which NCRI will transfer its rights, ownership and title over Property 3 to CPI in exchange for the issue of 9,500 new shares in CPI to NCRI representing approximately 79.17% equity interests in CPI as enlarged by the issue of the said new shares. As a result, CPI will own the entire beneficial interest in Property 3 upon completion of the SPI Group Transactions. The SPI Group Transactions are subject to approval by the relevant authorities in Philippines.

As part of the Restructuring and subsequent to the completion of the SPI Group Transactions, MBRI will transfer approximately 6.05% equity interests in each of MSH, CRC, BS and GRM to the SPI Group at a total consideration of Peso 460,069,416.38. SPI Group will transfer 93.95% equity interests in CPI to MBRI at a total consideration of Peso 507,271,601.00.

As a result, upon completion of the Restructuring, the SPI Group will be interested in 6.05% of the issued share capital of MSH while MSH will remain to be an indirect 93.95% owned subsidiary of the Company. The Group will have an indirect total attributable equity interests of approximately 74.528% and 60.128% in CRC and CPI, respectively, and approximately 67.328% in each of BS and GRM but will be entitled to 93.95% economic interests in these Philippines Property Holding Companies.

GRANT OF PUT OPTION BY MBRI TO NCRI TO SELL BACK THE 6.05% EQUITY INTERESTS IN MSH TO MRBI

After completion of the Exchange of Equity Interests, MBRI will grant a put option to NCRI so that NCRI shall be entitled to sell back to MBRI the 6.05% equity interests in MSH held by the SPI Group during the period commencing from the date of receipt by MBRI of the audited financial statements of MSH for the financial year ending 31 December 2013 (the "**Audited Accounts**") until the day which is three months after the date of receipt (both dates inclusive). The exercise of the put option is at the discretion of NCRI. The exercise price will be determined based on the total stockholders' equity of MSH as shown in the Audited Accounts and adjusted by reference to ten times the earnings before net interest expenses/income, tax, depreciation and amortization of MSH as shown in the Audited Accounts.

THE SIDE AGREEMENT

Subsequent to the completion of the MBRI Subscription Agreement, GOW, GOM, BVI Co and the 60% beneficial owner of BVI Co will enter into the Side Agreement. The Side Agreement provides that in the event (a) any of the subscription of MSH Shares pursuant to the MBRI Subscription Agreement, the SPI Group Transactions or the Transfer of Equity Interests is not approved by the relevant authorities in Philippines; or (b) any of the SPI Group Transactions or the Transfer of Equity Interests does not take place on or before the date which is six months from the date of the Sale and Purchase Agreement or such other date as agreed between the parties thereto:

(a) the ADRs shall be cancelled by BVI Co and BVI Co shall pay to each of GOM and GOW an amount which equals to the consideration paid by GOM or GOW (as the case may be) under the respective ADR Purchase Agreements;

(b) upon cancellation of the ADRs, the ADR Purchase Agreements and the instrument constituting the ADRs shall be terminated with no further force and effect and GOW, GOM and BVI Co shall be released from all obligations thereunder;

(c) the 60% beneficial owner of BVI Co shall purchase from GOM and GOW such BVI Co Shares subscribed for by GOM and GOW at the same consideration paid by GOM and GOW (as the case may be) under the respective Subscription Agreements; and

(d) upon the retransfer to the 60% beneficial owner of BVI Co of the BVI Co Shares subscribed for by GOM and GOW under their respective Subscription Agreements, the Subscription Agreements shall be terminated with no further force and effect and GOW, GOM and BVI Co shall be released from all obligations thereunder.

CHANGE IN THE GROUP'S INTERESTS IN THE PHILIPPINES PROPERTY HOLDING COMPANIES

Set out below are the shareholding structures showing the Group's interests in the Philippines Property Holding Companies immediately before and after completion of the Acquisition and the Restructuring:



KHL
The Company
SPI (KHL's associate)
65%
65%
Onoway
Limbara
100%
100%
100%
Seanoble
GOW
GOM
13.41%
26.59%
100%
SAIL
MBRI
100%
JCIL
100%
40%
60%
20%
80%
100%
100%
MSH
CRC (owns Property 1)
BS/GRM (own Property 2)
NCRI (owns Property 3)
CPI (owns Property 4)

Figure 1: Structure immediately before completion of the Acquisition and the Restructuring



The Company
SPI (KHL's associate)
100%
Seanoble
100%
100%
GOW
GOM
100%
13.42%
26.58%
ADR
ADR
BVI Co
100%
100%
SAIL
60%
13.41%
26.59%
NCRI
MBRI
JCIL
93.95%
6.05%
6.05%
40%
53.95%
6.05%
73.95%
20%
93.95%
6.05%
MSH
CRC (owns Property 1)
BS/GRM (own Property 2)
CPI (owns Properties 3 and 4)

Figure 2: Structure immediately after completion of the Acquisition and the Restructuring

DETAILS OF THE PHILIPPINES PROPERTIES

The following are the details of the Philippines Properties:

Philippines Properties	Description	Philippines Property Holding Companies	Percentage of equity interest in the Philippines Properties before the Restructuring
Property 1	This property consists of three contagious lots, adjacent to the mini golf course of SA Mactan Resort. The land was purchased in August and November 1996. The original purchase price was Peso 99.4 million.	CRC	100%
Property 2	The property consists of fifteen contagious lots and is currently leased to MSH and used by SA Mactan Resort. The land was purchased in May and June 1989. The original purchase price was Peso 15.7 million.	BS GRM	50% 50%
Property 3	The property consists of nine lots with a total area of 54,605 sq.m., all located on the left side of SA Mactan Resort. The land was purchased in January 1996. The original purchase price was Peso 429.5 million.	NCRI	100%
Property 4	The property consists of eight lots with a total area of 13,432 sq.m., all located on the left side of SA Mactan Resort. The land was purchased in August and November 1996. The original purchase price was Peso 127.3 million.	CPI	100%

INFORMATION ON MSH AND THE PHILIPPINES PROPERTY HOLDING COMPANIES

MSH is a company established to own, operate and engage in the hotel and other related businesses, including SA Mactan Resort, and ownership of properties (other than real properties). Each of the Philippines Property Holding Companies (namely, CRC, BS, GRM and CPI) is an investment holding company formed for the purposes of holding, developing and operating the relevant Philippines Properties held by it, as set out in the section "Details of the Philippines Properties" in this announcement.

Immediately prior to the Acquisition and the Restructuring, the Group owns the entire equity interests in MSH while the KHL Group (through Onoway and Limbara) owns (a) a 40% interest in CRC (which owns Property 1); (b) a 20% interest in each of BS and GRM (which together own Property 2); and (c) a 40% interest in MBRI which in turn owns a 60% interest in CRC and an 80% interest in each of BS and GRM. SPI owns the entire equity interests in NCRI (which then owned Property 3) and CPI (which then owned Property 4).

Following completion of the Acquisition and the Restructuring, the SPI Group shall own a 6.05% equity interest in MSH and each of the Philippines Property Holding Companies. MSH shall become an indirect 93.95% owned subsidiary of the Company. The Philippines Property Holding Companies shall become direct non wholly-owned subsidiaries of MBRI. BVI Co and the Group shall hold interests in MBRI as to 60% and 40%, respectively. By virtue of the ADRs held by GOW and GOM, the Group shall be entitled to the dividends and other distributions on the MBRI Shares owned by BVI Co and underlying the ADRs, but shall not be entitled to exercise or control the exercise of the voting power of the MBRI Shares to be owned by BVI Co and underlying the ADRs at the general meetings of MBRI.

Therefore, following completion of the Acquisition and the Restructuring, the Group will have 93.95% equity interests in MSH and an economic interest of 93.95% in each of the Philippines Property Holding Companies. The Philippines Property Holding Companies will be treated as associated companies of the Company.

INFORMATION ON THE TARGET COMPANIES

SAIL, GOW and GOM are each a company incorporated under the laws of the British Virgin Islands with limited liability. Immediately prior to the Acquisition, SAIL was a wholly-owned subsidiary of KHL whilst GOW and GOM were each a 65% indirectly owned subsidiary of KHL. The principal business of each of SAIL, GOW and GOM is investment holding.

MSH was an indirect wholly-owned subsidiary of the Company immediately prior to the Restructuring and holds the entire beneficial interest in SA Mactan Resort.

MBRI is an investment holding company incorporated under the laws of Philippines and was owned as to 60% by an individual and 40% by the KHL Group immediately prior to the Acquisition and the Restructuring. After the transfer of 60% equity interests in MBRI pursuant to the Deed of Exchange as further described under the paragraph headed "Acquisition of 60% Equity Interests in MBRI by BVI Co" in this announcement, and upon completion of the Sale and Purchase Agreement, MBRI is held as to 60% by the BVI Co and 40% collectively by GOM and GOW. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, the 60% beneficial owner of MBRI prior to the Acquisition and the Restructuring is independent of and not connected with the Company and its connected persons.

The unaudited net assets and the total assets of the Target Companies as per their respective unaudited management accounts as at 31 December 2007 as adjusted assuming that the Restructuring has completed on 31 December 2007, are set out below:

Target Companies	Adjusted unaudited net assets as at 31 December 2007		Adjusted unaudited total assets as at 31 December 2007	
	(HK$/Peso)	(approximately US$)	(HK$/Peso)	(approximately US$)
SAIL	HK$2,149,751	276,000	HK$34,021,578	4,362,000
GOW	HK$2,169,771	278,000	HK$39,671,619	5,086,000
GOM	HK$5,407,664	693,000	HK$87,885,861	11,267,000
MSH *(Note 1)*	Peso 2,644.4 million	63,461,000	Peso 3,447.1 million	82,724,000
MBRI *(Note 1)*	Peso 186.5 million	4,476,000	Peso 706.7 million	16,959,000

The net profits of the Target Companies (both before and after taxation) as per their respective unaudited financial statements for the two financial years ended 31 December 2006 and 31 December 2007 are set out below:

Target Companies	Unaudited net profits before taxation for the year ended 31 December 2006	Unaudited net profits after taxation for the year ended 31 December 2006	Unaudited net profits before taxation for the year ended 31 December 2007	Unaudited net profits after taxation for the year ended 31 December 2007
SAIL	HK$863,955 (approximately US$111,000)	HK$863,955 (approximately US$111,000)	HK$1,306,306 (approximately US$167,000)	HK$1,306,306 (approximately US$167,000)
GOW	HK$1,408,071 (approximately US$181,000)	HK$1,184,525 (approximately US$152,000)	HK$759,945 (approximately US$97,000)	HK$631,815 (approximately US$81,000)
GOM	HK$2,612,085 (approximately US$335,000)	HK$2,168,827 (approximately US$278,000)	HK$1,527,211 (approximately US$196,000)	HK$1,273,149 (approximately US$163,000)
MSH *(Notes 1 and 2)*	Peso 383.6 million (approximately US$7,478,000)	Peso 249.0 million (approximately US$4,854,000)	Peso 463.9 million (approximately US$10,059,000)	Peso 329.1 million (approximately US$7,136,000)
MBRI *(Note 1)*	Peso 32.3 million (approximately US$630,000)	Peso 32.3 million (approximately US$630,000)	Peso 34.8 million (approximately US$755,000)	Peso 34.8 million (approximately US$755,000)

Notes:

1. The adjusted net assets value and the adjusted total assets value as at 31 December 2007 and the profit figures for the two financial years ended 31 December 2006 and 31 December 2007 of MSH and MBRI were converted into US$ based on the historical exchange rates of US$1 = Peso 41.67, US$1 = Peso 51.30 and US$1 = Peso 46.12, respectively.

2. The profit figures of MSH were based on its audited financial statements for the two years ended 31 December 2006 and 31 December 2007.

FINANCIAL EFFECTS OF THE ACQUISITION AND THE RESTRUCTURING

The consideration for the Acquisition and the Disposal was arrived at after arm's length negotiations between the Group on the one part and the KHL Group and the SPI Group (as the case may be) on the other part, with reference to the net asset values of SAIL, GOW, GOM and MSH and the face values of the Loans. The Company expects to record neither a profit nor a loss from the Restructuring. Based on the Hong Kong accounting standards, the difference between the consideration received for the dilution of 6.05% equity interests and the corresponding share of the net asset value in MSH will be recorded as movement of equity in the consolidated financial statements of the Company. It is currently expected that the net funding requirement for completing the Sale and Purchase Agreement, the Subscription Agreements and the ADR Purchase Agreements and the Deposit will be sourced from the internal cash reserves and/or external bank borrowings. The Company is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. It is expected that the Acquisition and the Restructuring will not have any material impact on the Group.

REASONS FOR THE ACQUISITION AND THE RESTRUCTURING

The Acquisition and the Restructuring will enable the Company to acquire substantial indirect total attributable equity interests and 93.95% economic interests in the Philippines Property Holding Companies, which own the entire beneficial interests in the Philippines Properties. In addition, as two of the Philippines Property Holding Companies (i.e. BS and GRM) own the land where SA Mactan Resort is built, this will provide an economic hedge in the land leasing expenses paid by the Group. Through its substantial attributable equity interests in the relevant Philippines Property Holding Companies, the Group may also be able to secure sufficient land space for any possible expansion and development of SA Mactan Resort in the future.

The Directors (including the Independent Non-Executive Directors) consider that the Sale and Purchase Agreement is on normal commercial terms, the terms of which are fair and reasonable and that the entering into of the Sale and Purchase Agreement is in the interests of the Company and the Shareholders as a whole.

INFORMATION ABOUT THE GROUP, KHL, ONOWAY, LIMBARA AND THE SPI GROUP

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

KHL is the main investment holding company of the Kuok Group in Hong Kong. The Kuok Group's principal businesses include commodities trading, property development and investment, warehouse and logistics operations, hotel ownership and management and media. KHL is a substantial shareholder of three listed companies in Hong Kong, namely, the Company, KPL and SCMP Group Limited.

The principal activity of each of Onoway and Limbara is investment holding.

The principal activity of the SPI Group is real estate holding.

IMPLICATIONS UNDER THE LISTING RULES

KHL is a substantial shareholder of the Company. Each of Onoway and Limbara is a subsidiary of KHL. SPI is an associate of KPL and KPL is in turn a subsidiary of KHL. Each of KHL, Onoway, Limbara and SPI is hence a connected person of the Company. The Acquisition and the Disposal each therefore constitutes connected transactions for the Company under the Listing Rules.

As the applicable percentage ratios (other than the profits ratio) for each of (a) the total of the Acquisition, the ADR Purchase Agreements, the Subscription Agreements and the Deposit; and (b) the Disposal exceed 0.1% but are less than 2.5%, the Acquisition and the Disposal are subject to the reporting and announcement requirements but are exempt from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. Details of the Acquisition and the Disposal will be included in the next published annual report and financial statements of the Company in accordance with the Listing Rules.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares and the Loans by the Group from the KHL Group on the terms of the Sale and Purchase Agreement;
"ADRs"	an aggregate of 1,118,649 Asian Deposit Receipts to be issued by BVI Co to GOW and GOM pursuant to the ADR Purchase Agreements with 1,118,649 MBRI Shares (representing 60% of the entire issued share capital of MBRI) serving as the underlying securities;
"ADR Purchase Agreements"	collectively, the GOW ADR Purchase Agreement and the GOM ADR Purchase Agreement;
"Agreements"	collectively, the Sale and Purchase Agreement, the Subscription Agreements, the ADR Purchase Agreements, the MBRI Subscription Agreement and the Side Agreement;

"associate"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of directors of the Company;
"BS"	Brown Swallow Development Corporation, a company incorporated under the laws of Philippines;
"BVI Co"	Jolly Fit Limited, a company incorporated in the British Virgin Islands with limited liability;
"BVI Co Shares"	Class B shares of US$0.10 each in the share capital of BVI Co;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of HKSE with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"connected transaction"	has the meaning ascribed to it in the Listing Rules;
"CPI"	Clavall Properties, Inc., a company incorporated under the laws of Philippines;
"CRC"	Clavall Realty Corporation, a company incorporated under the laws of Philippines;
"Deed of Exchange"	a deed of exchange entered into between the 60% beneficial owner of MBRI and BVI Co pursuant to which the 60% beneficial owner of MBRI has transferred 60% equity interests in MBRI to BVI Co in consideration of BVI Co issuing and allotting 2,284 Class A shares of US$1,000 each in the share capital of BVI Co;
"Deposit"	an aggregate amount of Peso 458,000,000 (approximately US$9,347,000) to be payable by GOW and GOM to enable MBRI to fulfil its funding obligations under the MBRI Subscription Agreement and to meet the funding requirement under the Transfer of Equity Interests, as more particularly set out in the paragraphs headed "The MBRI Subscription Agreement" and "The SPI Group Transactions and the Transfer of Equity Interests between MBRI and the SPI Group" of this announcement respectively;
"Directors"	directors of the Company;
"Disposal"	the issue of 6.05% equity interests in MSH to MBRI and the subsequent transfer of the same to the SPI Group as part of the Transfer of Equity Interests, which is regarded as deemed disposal of a 6.05% interest in MSH by the Group to the SPI Group;
"GOM"	Golden Minstrel Limited, a company incorporated under the laws of the British Virgin Islands with limited liability;

"GOM ADR Purchase Agreement"	the purchase agreement to be entered into between BVI Co and GOM pursuant to which BVI Co agrees to issue 743,622 ADRs to GOM;
"GOM HKD Loan"	HK$1,974,130.77 (approximately US$253,000), being the outstanding amount of the loans owing by GOM to Limbara as at the date of the Sale and Purchase Agreement;
"GOM Peso Loan"	Peso 48,735,450 (approximately US$995,000), being the outstanding amount of the loans owing by GOM to KHL as at the date of the Sale and Purchase Agreement;
"GOM Sale Shares"	1,000 shares of US$1 each in the share capital of GOM, representing the entire issued share capital of GOM;
"GOM Subscription Agreement"	the subscription agreement to be entered into between BVI Co and GOM pursuant to which BVI Co agrees to issue and allot 1,012 BVI Co Shares to GOM;
"GOW"	Golden Willow Limited, a company incorporated under the laws of the British Virgin Islands with limited liability;
"GOW ADR Purchase Agreement"	the purchase agreement to be entered into between BVI Co and GOW pursuant to which BVI Co agrees to issue 375,027 ADRs to GOW;
"GOW Loan"	HK$1,545,456.67 (approximately US$198,000), being the outstanding amount of the loan owing by GOW to Onoway as at the date of completion of the Sale and Purchase Agreement;
"GOW Sale Shares"	1,000 shares of US$1 each in the share capital of GOW, representing the entire issued share capital of GOW;
"GOW Subscription Agreement"	the subscription agreement to be entered into between BVI Co and GOW pursuant to which BVI Co agrees to issue and allot 511 BVI Co Shares to GOW;
"GRM"	Green Mangrove Realty, Inc., a company incorporated under the laws of Philippines;
"Group"	the Company and its subsidiaries;
"HKSE"	The Stock Exchange of Hong Kong Limited;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	Hong Kong Special Administrative Region of PRC;
"JCIL"	Joint Central International Limited, a company incorporated under the laws of the British Virgin Islands;

"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong with limited liability, which as at the date of this announcement is a substantial shareholder of the Company;
"KHL Group"	KHL and its subsidiaries (including Onoway and Limbara), and for the purpose of this announcement, excluding the Group;
"KPL"	Kerry Properties Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of HKSE;
"Limbara"	Limbara Limited, a company incorporated under the laws of Hong Kong and a 65% owned subsidiary of KHL;
"Listing Rules"	The Rules Governing the Listing of Securities on HKSE;
"Loans"	collectively, the SAIL Loan, the GOW Loan and the GOM Loans;
"MBRI"	Mactan Beachfront Resources, Inc., a company incorporated under the laws of Philippines with limited liability;
"MBRI Share(s)"	common share(s) of Peso 100 each in the capital stock of MBRI;
"MBRI Subscription Agreement"	the subscription agreement to be entered into between MSH and MBRI pursuant to which MSH agrees to issue and allot 285,513 MSH Shares to MBRI;
"MSH"	Mactan Shangri-La Hotel & Resort, Inc., a company incorporated under the laws of Philippines and holding the entire beneficial interest in SA Mactan Resort;
"MSH Shares"	redeemable shares of Peso 1,000 each in the share capital of MSH;
"NCRI"	New Contour Realty Inc., a company incorporated under the laws of Philippines and a direct wholly-owned subsidiary of SPI;
"Onoway"	Onoway Limited, a company incorporated under the laws of Hong Kong and a 65% owned subsidiary of KHL;
"percentage ratios"	has the meaning ascribed to it in Rule 14.07 of the Listing Rules;
"Peso"	Philippines peso, the lawful currency of Philippines;
"Philippines"	The Republic of the Philippines;

"**Philippines Property Holding Companies**"	collectively, the companies directly holding the relevant Philippines Properties, namely CRC, BS, GRM and CPI, further details of which are set out in this announcement, and a "**Philippines Property Holding Company**" shall mean any of them;
"**Philippines Properties**"	collectively, the various properties in Philippines subject to the Restructuring, namely Property 1, Property 2, Property 3 and Property 4, further details of which are set out in this announcement, and a "**Philippines Property**" shall mean any of them;
"**PRC**"	The People's Republic of China;
"**Restructuring**"	the transactions undertaken by the Group in relation to their property interests in Philippines, including the subscription for or the transfer of the equity interests in the Target Companies on the terms of the Agreements;
"**SA Mactan Resort**"	Shangri-La's Mactan Resort and Spa, Cebu;
"**SAIL**"	Sharp Advance Investments Limited, a company incorporated under the laws of the British Virgin Islands with limited liability;
"**SAIL Loan**"	US$4,044,358.82, being the outstanding amount of the loan owing by SAIL to KHL as at the date of completion of the Sale and Purchase Agreement;
"**SAIL Sale Share**"	1 share of US$1 in the share capital of SAIL, representing the entire issued share capital of SAIL;
"**Sale Shares**"	collectively, the SAIL Sale Share, the GOW Sale Shares and the GOM Sale Shares;
"**Sale and Purchase Agreement**"	the sale and purchase agreement dated 2 January 2009 and entered into among KHL, Limbara and Onoway as vendors and Seanoble as purchaser in relation to the sale and purchase of the Sale Shares and the Loans;
"**Seanoble**"	Seanoble Assets Limited, a company incorporated under the laws of the British Virgin Islands and a direct wholly-owned subsidiary of the Company;
"**Shareholders**"	the shareholders of the Company;
"**Side Agreement**"	the side agreement to be entered into between GOW, GOM, BVI Co and the 60% beneficial owner of BVI Co;
"**SPI**"	Shang Properties, Inc., a company incorporated under the laws of Philippines;
"**SPI Group**"	SPI and its subsidiaries;

"SPI Group Transactions"	the transfer of the equity interests and property interests within the SPI Group pursuant to which NCRI will transfer its rights, ownership and title over Property 3 to CPI in exchange for the issue of the 9,500 new shares in CPI to NCRI representing 79.17% equity interests in CPI;
"Subscription Agreements"	collectively, the GOW Subscription Agreement and the GOM Subscription Agreement;
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;
"Target Companies"	collectively, SAIL, GOW, GOM, MSH and MBRI, and a "**Target Company**" shall mean any of them;
"Transfer of Equity Interests"	the transfer by MBRI of its 6.05% equity interests in each of MSH, CRC, BS and GRM to the SPI Group and the transfer by the SPI Group of its 93.95% equity interests in CPI to MBRI;
"US$"	United States dollars, the lawful currency of the United States of America; and
"%"	per cent.

GENERAL

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

Unless stated otherwise, amounts denominated in HK$ and Peso in this announcement have been converted into US$ at the rates of US$1 = HK$7.80 and US$1 = Peso 49 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 2 January 2009

* *For identification purposes only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

5 January 2009

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 2 January 2009 which we released to The Stock Exchange of Hong Kong Limited on 2 January 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

E:\cherry\S'La Asia\Ann_ARH_CITIC\Ann\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT PURSUANT TO RULE 13.51B(2)

The Company would like to announce that it has been informed by one of its independent non-executive directors, Mr. Alexander Reid Hamilton, that he is a subject of the investigation by the Securities and Futures Commission ("SFC") relating to the affairs of CITIC Pacific Limited. The SFC announced on 22 October 2008 that a formal investigation into the affairs of CITIC Pacific Limited has been commenced. Mr. Hamilton is an independent non-executive director of CITIC Pacific Limited. As the investigation by the SFC is related to the affairs of CITIC Pacific Limited, it is not related to the affairs of our Company, whether directly or indirectly. Mr. Hamilton has confirmed with the Company that no other facts as required by Rule 13.51(2) of the Listing Rules could be disclosed by him to our Company at this moment.

This announcement is made pursuant to Rule 13.51B(2) of the Listing Rules which becomes effective on 1 January 2009.

For and on behalf of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 2 January 2009

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Madhu Rama Chandra Rao as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purposes only*

END